Endava Acquires TLM to Boost its Position in Digital Entertainment London, UK, August 3, 2023, (NYSE “DAVA”) – Endava, a global provider of digital transformation, agile development and intelligent automation services, announced today the acquisition of TLM Partners, Inc together with its subsidiaries (“TLM” or the “Monsters”). TLM provides outsourced development services across design, engineering and art/animation for PC and console video games and other digital entertainment. TLM has particular expertise in highly complex areas of cross-play, middleware, physics, engine-level tools and technical art. TLM brings a leadership team with decades of video game industry experience and deep relationships with a wide array of platform partners (such as Microsoft, Sony, Nintendo, Unreal, Crytek) and with clients in the US and around the world including prominent games publishers and developers such as Microsoft, Sony, Take-Two Interactive, Activision Blizzard, WB Games, Riot Games, Turtle Rock Studios, and Ascendant Studios. TLM is credited as a co-developer on many AAA franchises including Immortals of Aveum, Call of Duty, Marvel's Midnight Suns, Gotham Knights, and Back4Blood. The combination of TLM’s game-focused heritage and Endava’s immersive interaction expertise and scaled enterprise engineering gives Endava a powerful edge to capture opportunities in the global gaming industry. “The Monsters are an exciting addition to the Endava family and they bring highly talented people, AAA clients and strong growth prospects. Their gaming focus fits neatly into our industry vertical led organisation and their specific capabilities complement our own very well,” said John Cotterell, Endava’s CEO. “With the convergence of video game and immersive experiences and payments within cloud environments, Endava’s now enhanced ability to deliver in each of these arenas is a potent offering that can unlock innovation and value for our clients.” Jake Hawley, founder and CEO of TLM, commented, “While exploring commercial partnering with Endava we soon saw that a merger would be great for us both. Together we have an unrivalled range of cutting-edge capabilities as well as global scale to take on the most ambitious projects. I feel very excited about the opportunities this merger opens up for our people and clients and the amazing new player experiences we can help create.”

ABOUT ENDAVA: Endava is reimagining the relationship between people and technology. By leveraging next- generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of March 31, 2023, 11,742, Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery locations in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia, Uruguay and Vietnam. https://www.endava.com/ Forward-Looking Statements This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s and TLM’s expectations with respect to the benefits of the merger; and Endava’s ability to capture opportunities in the global gaming industry. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to successfully integrate TLM’s business and personnel and to realize the benefits of the merger; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava’s ability to maintain favourable pricing and utilization rates; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes; impact of general economic conditions on Endava’s business, results of operations and financial condition, including increased inflation; and other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report filed with the SEC on October 31, 2022. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.